[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

November 8, 2004

VIA ELECTRONIC and HAND DELIVERY

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 05-05

Washington, DC 20549-0505

Attention: Laura Hatch

RE:	BlackRock FundsSM (“BlackRock”)

Forms N-14 filed October 1, 2004 SEC

File Nos. 333-119445 (BlackRock Mid-Cap Value Equity Portfolio), 333-119446 (BlackRock Large-Cap Value Equity Portfolio), 333-119447 (BlackRock Select Equity Portfolio [Inv. Trust]), 333-119457 (BlackRock Select Equity Portfolio [Large-Cap Analyst]), 333-119448 (BlackRock Mid-Cap Growth Equity Portfolio), 333-119449 (BlackRock Small/Mid-Cap Growth Portfolio), 333-119450 (BlackRock Money Market Portfolio), 333-119451 (BlackRock Balanced Portfolio), 333-119452 (BlackRock Intermediate Government Bond Portfolio), 333-119453 (BlackRock Aurora Portfolio), 333-119454 (BlackRock High Yield Bond Portfolio), 333-119456 (BlackRock Health Sciences Portfolio), 333-119458 (BlackRock Legacy Portfolio), 333-119459 (BlackRock Global Resources Portfolio) and 333-119461 (BlackRock Exchange Portfolio)

Dear Ms. Hatch:

On behalf of BlackRock, enclosed please find the Pre-Effective Amendment No. 1 to the respective registration statements listed above on Form N-14 (collectively, the “Registration Statements”) with respect to the proposed reorganizations (collectively, the “Reorganization”) contemplated therein. We believe that the Registration Statements, together with this letter, are responsive to all of the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as expressed to us in telephone conversations with you on October 25, 27, 29 and November 1, 2004. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Registration Statements.

For your convenience, we have reproduced your comments below, using italicized text, with a summary of the response following each item. The items are divided into sections based on whether they relate to one of the aforementioned Registration Statements individually or to the Registration Statements generally.

Ms. Laura Hatch

November 8, 2004

I.	General Comments to the “Non-Shell” Registration Statements and Comments to the BlackRock Mid-Cap Growth Equity Portfolio

1.	Please revise the disclosure regarding whether investment objectives, strategies and principal risks are “similar” or “substantially similar” to be consistent.

The requested revisions have been made.

2.	In the “Investment Objectives and Principal Investment Strategies” section, please disclose whether there will be significant portfolio turnover resulting from the change in capitalization definitions, from a change in strategy from holding U.S. and non-U.S. portfolio securities to holding only U.S. portfolio securities or from a change in indices used. If so, please provide corresponding disclosure regarding the effects of such shift in portfolio composition.

While the BlackRock funds and State Street Research funds use different benchmarks to define permissible investments and have different restrictions on non-U.S. investments, BlackRock does not anticipated that either of these differences will result in significant portfolio turnover for the combined funds. We have provided disclosure to this effect.

3.	In the “Investment Objectives and Principal Investment Strategies” section, please provide additional comparative disclosure regarding methods of selecting and disposing of portfolio securities.

The requested disclosure has been made.

4.	In the “Investment Objectives and Principal Investment Strategies” section, please provide disclosure regarding limitations on derivatives, to the extent applicable, and any differences in limitations between the funds.

The requested disclosure has been made.

Ms. Laura Hatch

November 8, 2004

5.	In the “Principal and Other Investment Risks” section, please revise the principal risk regarding initial public offerings to focus on the risks rather than the benefits to the funds.

The requested revision has been made, where applicable.

6.	In the “Management of the Funds” section, please provide additional detail regarding each portfolio managers’ background for each fund. State their role in each organization. For BlackRock Mid-Cap Growth Equity Portfolio, please specify which type of funds Mr. Wagner managed (e.g., equity, debt, money market). Please specify in which capacity Ms. Leary served as an investment professional.

We have made the requested revision to the biographical information.

7.	In the “Investment Advisory Agreements” section, please clarify that the fees waived by BlackRock as part of the expense ratio undertaking until February 1, 2007 are not subject to recoupment by the investment adviser.

The requested disclosure has been made.

8.	In the “Current and Pro Forma Operating Expenses” section, please move the footnotes to the Shareholder Fees table after the Annual Fund Operating Expenses table to create a single table.

The requested revision has been made.

9.	In the “Current and Pro Forma Operating Expenses” section and the Statement of Additional Information, please insert a footnote to the pro forma column of the Shareholder Fees and Annual Fund Operating Expenses table and the Pro Forma Financial Statements indicating the accounting survivor in those cases where the accounting survivor is the SSR Fund. In the cases where the BlackRock Fund is the accounting survivor, please insert “BlackRock Fund” in such column headings.

We have inserted the requested footnotes to the Pro Forma columns of the Shareholder Fees and Annual Fund Operating Expenses table and the Pro Forma Financial Statements in the Statement of Additional Information in those instances where the SSR Fund will be the accounting survivor,

Ms. Laura Hatch

November 8, 2004

specifically, the BlackRock Mid-Cap Value Equity Portfolio, the BlackRock Balanced Portfolio and each of the “shell” Registration Statements. Additionally, BlackRock has inserted “BlackRock Fund” in the pro forma columns, as applicable.

10.	In the Current and Pro Forma Operating Expenses 1, 3, 5 and 10 year fee example relating to the Investor B shares, please disclose in the lead in to the example the assumption that BlackRock Fund Investor B shares will be converted into Investor A shares after eight years.

The BlackRock equity portfolios have automatic conversion of Investor B shares into Investor A shares after eight years and the fixed income portfolios (BlackRock High Yield Bond Portfolio, BlackRock Money Market Portfolio and BlackRock Intermediate Government Income Portfolio) have automatic conversion of Investor B shares into Investor A shares after seven years. The disclosure has been revised accordingly.

11.	Please explain the differences between the expense ratio shown in the Annual Fund Operating Expenses table and the Financial Highlights table (i.e. ratio of total expenses).

The discrepancy between the expense ratios in the Financial Highlights table and the Annual Fund Operating Expenses table results from the different periods presented in each table. The Annual Fund Operating Expenses table reflects a 12 month period, while the Financial Highlights table reflects an annualized number derived from a six month period.

12.	Relating to the BlackRock Mid-Cap Growth Equity Portfolio, please provide the underlying calculations for the following 1, 3, 5 and 10 year fee examples: SSR Fund Class B, BlackRock Fund Investor B and Pro Forma Investor B.

In the telephone conversation we had with you on October 29, 2004, you indicated that you no longer needed such calculations. We have provided you the underlying calculations to all pro forma examples in an e-mail from Guy Chayoun on November 2, 2004.

13.	Please remove “Source: BlackRock Advisors” from the Shareholder Fees and Annual Fund Operating Expenses tables, as applicable.

Ms. Laura Hatch

November 8, 2004

The requested revision has been made.

14.	In the Annual Fund Operating Expenses table, please explain the reason for the higher increase in the “other expenses” line item (i.e., 15 bps vs. 9 bps) between the BlackRock Fund and the Pro Forma column for Institutional shares compared to Investor A, B and C shares.

The higher increase in “other expenses” for the Pro Forma Institutional class results from the change in the transfer agent fee structure. Previously the transfer agent fee structure had an asset based component that was lower for the Institutional share class than for the Investor share classes. Beginning January 1, 2004, the asset based fee was changed to be equal for the Institutional and Investor share classes. This is reflected in the Pro Forma column which results in a larger increase for the Institutional class than the Investor classes.

15.	Please consider inclusion of an adjustment column in the capitalization table.

We have revised the Capitalization tables to include an adjustment column which reflects the share adjustments in connection with the Reorganization.

16.	Please provide the Staff with the analysis used in determining the accounting survivor and the inception date of each SSR fund.

This analysis and the inception dates for each SSR fund were provided in an e-mail from Guy Chayoun on November 1, 2004.

17.	In the “Performance Information” section, please confirm whether the performance tables for each fund reflect contingent deferred sales charges (“CDSC fees”).

The performance information for each of the SSR funds and each of the BlackRock funds reflects CDSC fees, except for the BlackRock Money Market Portfolio. We have added a footnote to the BlackRock Money Market Portfolio indicating that CDSC fees are not included in such performance data.

Ms. Laura Hatch

November 8, 2004

18.	In the “Purchase, Valuation, Redemption and Exchange of Shares” section, please disclose shareholder fees relating to that section.

In our telephone conversations on October 25 and 29, 2004, you indicated that a cross-reference to the Shareholder Fees table would meet the disclosure requested by the Staff’s comment. We have inserted the requested cross-reference.

19.	In the “Determining Net Asset Value” section, please provide valuation procedures for non-U.S. securities and additional disclosure regarding the fair value pricing method for each fund.

The requested disclosure regarding valuation methods has been added.

20.	In the “Financial Highlights” table, please explain why the footnote stating “Redemption fee of 2.00% is reflected in total return calculations” is presented as a footnote and not as a separate line item.

In the “Financial Highlights” section, the redemption fees are not presented in a separate line item because they are less than $.01 per share, and therefore, not required to be presented separately. Notwithstanding, we have disclosed in a footnote that the redemption fees are included in the total return calculation in order to provide meaningful disclosure to shareholders in their review of the Financial Highlights table.

21.	In the “Reasons for the Reorganization” section, please enhance the disclosure on the following SSR Trust Board considerations:

a.	Expense ratio undertaking factor should include disclosure that there may be higher fees after February 1, 2007.

The requested disclosure has been made.

b.	Investment team composition factor now includes the criteria used in analysis (e.g., performance of such team). Please include the qualitative analysis applied by the SSR Trust Board (e.g., superior performance record of such team).

The requested disclosure has been made.

Ms. Laura Hatch

November 8, 2004

22.	In the “Reasons for the Reorganization” section, please clarify that the SSR Trust Board considered that the SSR advisory fee covered administrative services, while the BlackRock advisory fee did not.

The requested disclosure has been made.

23.	In the “Reasons for the Reorganization” section, one factor considered by the SSR Trust Board states that the expense ratio is lower “in most cases.” Please confirm that this is accurate, and if not, revise the disclosure.

In considering the net expense ratios for the BlackRock funds and the SSR funds in the “non-shell” Registration Statements, and excluding the SSR Fund Class B which does not directly correlate to the BlackRock Fund Investor A class, there are 38 comparisons to be made. The SSR fund net expense ratios were higher in 20 instances and the BlackRock fund ratios were higher in 18.

24.	In Appendix A – Fundamental Restrictions, please highlight the differences, if material, and explain the consequences in the resulting change of policy, from the differing fundamental restrictions between the SSR Fund and the BlackRock Fund.

BlackRock does not anticipate that any differences between the fundamental restrictions of the SSR Fund and the BlackRock Fund (i.e., relating to portfolio holdings of securities in companies in which the SSR Fund officers and trustees have ownership interests and to portfolio holdings of securities of companies with limited operating histories) will have a material effect on the operation or permitted investments of the combined fund.

25.	In Appendix A – Fundamental Restrictions, as currently disclosed, the BlackRock Fund’s fundamental restrictions limit lending, however, the BlackRock Fund lends securities. Please confirm that this is correct, and if not, please revised the disclosure accordingly.

We have revised Appendix A – Fundamental Restrictions to more accurately reflect the BlackRock Fund’s policies. The revised disclosure now provides an exception for lending of securities, as is consistent with the BlackRock Fund’s policy.

Ms. Laura Hatch

November 8, 2004

26.	In Appendix C, Form of Agreement and Plan of Reorganization, please clarify the necessity of the language regarding name change.

BlackRock does not intend to change the names of the funds following the Reorganization, and therefore the language has been deleted.

27.	Relating to Appendix C, Form of Agreement and Plan of Reorganization, please explain the method of determining the tax basis of securities to be sold as a result of the portfolio alignment in connection with the Reorganization.

As we discussed in our telephone conversation on October 29, 2004, the tax basis of securities sold prior to the Reorganization will be determined using the SSR Fund’s method of determining cost basis. The tax basis of securities sold following the Reorganization will be determined using the BlackRock Fund’s method of determining cost basis.

28.	In the Statement of Additional Information – Portfolio of Investments, please disclose whether all of the portfolio securities meet BlackRock’s investment criteria. If not, please footnote those that do not meet the criteria.

We have revised the disclosure to indicate which securities held by the respective SSR funds do not meet BlackRock’s investment criteria. In certain circumstances, on an individual basis, each of the securities listed meets BlackRock’s investment criteria, however, as viewed in the aggregate, the portfolio would require some adjustment. In those circumstances, disclosure to such effect has been added.

29.	In the Statement of Additional Information – Statement of Assets and Liabilities of the BlackRock Mid-Cap Growth Equity Portfolio, please confirm the names of entities in footnotes.

We have revised the disclosure as requested.

30.	Relating to the Statement of Additional Information – Portfolio of Investments, BlackRock must undertake to disclose the following in its next N-CSR filing: (a) any securities on loan should be identified in its schedule of investments; (b) collateral must be included in its schedule of investments; and (c) market value of such securities should be stated separately in the statement of assets and liabilities.

Ms. Laura Hatch

November 8, 2004

BlackRock undertakes that in its next N-CSR filing it will (a) identify securities on loan in the schedule of investments, (b) include collateral in the schedule of investments and (c) present the market value of such securities separately in the statement of assets and liabilities.

31.	In the Notes to Pro Forma Financial Statements, please disclose the capital loss carryforwards for each fund, and any limitations thereto in connection with the Reorganization, as applicable.

In response to the Staff’s comment, we have added the capital loss carryforward disclosure to the Notes to Pro Forma Financial Statements, where applicable.

32.	In the Notes to the Pro Forma Financial Statements for each non-shell Registration Statement, please revise the valuation procedures to be consistent with Combined Prospectus/Proxy Statement.

The requested revision has been made.

33.	In Item 17, please insert an undertaking to file a tax opinion as a post-effective amendment to the Registration Statement.

The requested disclosure has been made.

II.	General Comments to the “Shell” Registration Statements and Comments to the BlackRock Exchange Portfolio

1.	In the “Investment Objectives and Principal Investment Strategies” section, please disclose the differences in each fund’s investments in non-U.S., emerging market, illiquid and restricted securities and the use of derivatives. If different, disclose resulting risks.

The requested disclosure regarding the use of derivatives has been made. Investing in non-U.S., emerging market, illiquid and restricted securities is not a primary investment strategy of the funds, and therefore, we have not added disclosure regarding those securities.

Ms. Laura Hatch

November 8, 2004

2.	In the “Management of the Funds” section, please provide additional detail regarding each portfolio managers’ background for each fund. Relating to the BlackRock Exchange Portfolio, specifically, state the roles of Mr. Lindsey and Mr. Dowd in each organization.

We have made the requested revision to the biographical information.

3.	Relating to the BlackRock Exchange Portfolio, in the “Current and Pro Forma Operating Expenses” section, please remove the footnote regarding the imposition of sales charges in the 1, 3, 5 and 10 year fee examples.

The requested revision has been made.

4.	Relating to the BlackRock Exchange Portfolio, in the Capitalization table, please state the specific BlackRock share class.

The requested revision has been made.

5.	In the “Determining Net Asset Value” section, please provide valuation procedures for non-U.S., emerging market, illiquid and restricted securities and additional detail regarding the fair value pricing method for each fund.

The requested disclosure has been made.

6.	In the “Other Information” section, please confirm the necessity of the Shareholder Information table for the “shell” Registration Statements.

There are no shareholders of the BlackRock “shell” funds, and accordingly we have deleted the Shareholder Information table for the BlackRock Fund.

7.	In Appendix C, Agreement and Plan of Reorganization, Section 2.2, please consider the applicability of the valuation procedures to the “shell” Registration Statements.

There may be a valuation of the BlackRock Fund assets resulting from “seed” funds immediately prior to the closing of the Reorganization, and therefore, we prefer to keep this section in the agreement.

Ms. Laura Hatch

November 8, 2004

8.	In Appendix C, Agreement and Plan of Reorganization, Section 4.2, please remove sections (g)(financial statements), (h)(financial position), (i)(tax filings) and (o)(registered investment company qualification), as they are not applicable to the “shell” Registration Statements.

The requested revision has been made.

9.	In the Statement of Additional Information, please update the date of the Statement of Additional Information incorporated by reference.

The requested revision has been made.

10.	The Staff is considering the necessity of a separate shareholder vote to approve the advisory agreement and 12b-1 plan in “shell” Registration Statements.

In a telephone conversation on October 27, 2004, you indicated that the Staff did not believe that such a separate vote was necessary.

III.	BlackRock Balanced Portfolio

1.	In the “Investment Objectives and Principal Investment Strategies” section, please disclose whether specific ranges exist for certain types of investments.

The SSR Fund does not have a set ranges for the types of securities in which it must invest, while the BlackRock Fund does have the set ranges described in the “Principal Investment Strategies—Fixed Income Portion” section. The combined fund will have a similar investment strategy to that of the SSR Fund. The differences between the strategies, including the differences between the allocation requirements, are highlighted in the “Primary differences between the Funds” section, which has been revised to address the impact of such differences.

2.	In the “Principal and Other Investment Risks” section, please include a risk factor for investments in non-U.S. dollar denominated securities and foreign issuers.

Ms. Laura Hatch

November 8, 2004

We have added a risk factor relating the non-U.S. dollar denominated securities and foreign issuers.

3.	In the “Management of the Funds” section, please provide additional detail regarding each portfolio manager’s background, specifically Mr. Byrket, Mr. Herrman and Mr. Damm. State their role in each organization.

We have made the requested revision to the biographical information.

4.	In the Statement of Additional Information – Portfolio of Investments, the statement of assets and liabilities indicates that SSR Fund holds options. If so, please include such options in the portfolio of investments.

We have revised the text to clearly reflect the SSR Fund’s holding of options in the Portfolio of Investments.

5.	In the Statement of Additional Information, please disclose any income received by the SSR Fund resulting from securities lending in a separate line item.

We have revised the text to reflect income earned by the SSR Fund from securities lending.

IV.	BlackRock Select Equity Portfolio [Large-Cap Analyst]

1.	In the “Background and Reasons for the Proposed Reorganization” section, please state whether the reorganization with the State Street Research Asset Allocation Fund is contingent upon this transaction.

The transactions are not contingent upon each other. The requested disclosure has been made.

2.	In the “Background and Reasons for the Proposed Reorganization” section, please disclose that the State Street Research Investment Trust is also merging into BlackRock Select Equity.

Such disclosure already appears in the text in the final sentence of the first paragraph of the “Summary—Background and Reasons for the Proposed Reorganization” section.

Ms. Laura Hatch

November 8, 2004

3.	In the “Investment Objectives and Principal Investment Strategies” section, following the discussion of primary differences in investment strategies, please discuss the resulting consequences of such differences.

The requested disclosure has been made.

4.	In the Annual Fund Operating Expenses table, please provide a footnote indicating that the Investment Advisory Fee and expenses are presented assuming the reorganization with the State Street Research Investment Trust is not consummated.

The requested footnotes have been added. Due to the size of the State Street Research Large Cap Analyst Fund, the advisory fees and other expenses presented in the table have been changed to reflect only the combination of such fund with the BlackRock Select Equity Portfolio. In addition we have inserted a column to present pro forma data assuming the combination with the State Street Research Investment Trust was consummated simultaneously with this transaction and the related 1, 3, 5 and 10 year fee example tables.

5.	In the “Capitalization” section, please include State Street Research Investment Trust in the Capitalization table.

The requested addition to the Capitalization table has been made.

V.	BlackRock Select Equity Portfolio [Investment Trust]

1.	In the “Background and Reasons for the Proposed Reorganization” section, please state whether the reorganization with the State Street Research Large Cap Analyst Fund is contingent upon this transaction.

The transactions are not contingent upon each other. The requested disclosure has been made.

2.	In the “Investment Objectives and Principal Investment Strategies” section, following the discussion of primary differences in investment strategies, please discuss the resulting consequences of such differences.

The requested disclosure has been made.

Ms. Laura Hatch

November 8, 2004

3.	In the “Management of the Funds” section, please provide additional detail regarding each portfolio managers’ background, specifically Mr. Markel. State their role in each organization.

We have made the requested revision to the biographical information.

4.	In the Annual Fund Operating Expenses table, please provide a footnote indicating that the Investment Advisory Fee and expenses are presented assuming the reorganization with the State Street Research Large Cap Analyst Fund is not consummated.

The requested footnotes have been added. In light of the size of the State Street Research Investment Trust, the numbers presented in the table remain the same and the advisory fee does not change, notwithstanding the fact that the table now only represents the combination of such fund with the BlackRock Select Equity Portfolio

5.	In the “Capitalization” section, please include the State Street Research Large Cap Analyst Fund in the Capitalization table.

The requested addition to the Capitalization table has been made.

VI.	BlackRock Large-Cap Equity Portfolio

1.	In the “Investment Objectives and Principal Investment Strategies” section, following the discussion of primary differences in investment strategies, please discuss the resulting consequences of such differences.

The requested disclosure has been made.

2.	In the “Management of the Funds” section, provide additional detail regarding each portfolio managers’ background, specifically Mr. Barry. State their role in each organization.

We have made the requested revision to the biographical information.

Ms. Laura Hatch

November 8, 2004

VII.	BlackRock Intermediate Government Bond Portfolio

1.	In the “Investment Objectives and Principal Investment Strategies” section, following the discussion of primary differences in investment strategies, please discuss the resulting consequences of such differences.

The requested disclosure has been made.

2.	In the “Investment Objectives and Principal Investment Strategies” section, the disclosure currently states that the BlackRock Fund invests primarily in the highest rated government and agency bonds and maintains an average portfolio duration that is within +/-20% of the Lehman Brothers Intermediate Government Index. Please confirm whether this is true for the SSR Fund. If not, disclose differences.

BlackRock has confirmed to us that both the BlackRock Fund and the SSR Fund primarily invest in the highest rated bonds and maintain a similar average portfolio duration range.

3.	In the “Current and Pro Forma Operating Expenses” section, please remove the footnote regarding the applicability of redemption and exchange fees for all share classes.

The requested revision has been made.

4.	In the “Current and Pro Forma Operating Expenses” section, please remove the footnote regarding the voluntary fee waiver from the R share column.

The requested revision has been made.

5.	In the “Current and Pro Forma Operating Expenses” section for the BlackRock Money Market Portfolio and the BlackRock High Yield Bond Portfolio, please explain the reason for the BlackRock Fund voluntary fee waiver (e.g., 1.04% for Investor A) in light of the contractual fee waiver until February 1, 2005 and the undertaking until February 1, 2007.

Generally, the level of voluntary fee waivers may be influenced by expense caps set for lower expense share classes. For example, an expense cap for the Institutional share class level may be set at a sufficiently low level to require the waiver of fees (e.g., advisory fees) at the fund level which waivers benefit all share classes of the BlackRock Fund. These fund level waivers may result in a net expense ratios that are lower than the expense caps of higher expense share classes.

Ms. Laura Hatch

November 8, 2004

6.	In the “Reasons for the Reorganization” section for the BlackRock Intermediate Government Bond Portfolio and the BlackRock High Yield Bond Portfolio, the Board rationale discusses the “relative value” investment approach. Please disclose the “relative value” investment approach in the “Investment Objectives and Principal Strategies” section.

The requested disclosure has been made.

7.	In the Statement of Assets and Liabilities, please confirm that under the “Options” line item, the premiums received are $0.

The premiums received will be $1,196,545. We have revised the disclosure accordingly.

VIII.	BlackRock Mid-Cap Value Equity Portfolio

1.	In the “Investment Objectives and Principal Investment Strategies” section, following the discussion of primary differences in investment strategies, please discuss the resulting consequences of such differences.

The requested disclosure has been made.

2.	In the “Investment Objectives and Principal Investment Strategies” section, please disclose the policy of the combined fund for investing in initial public offerings, non-U.S. securities, bonds, non-investment grade bonds and large-capitalization companies.

The requested disclosure has been made.

3.	In the “Principal and Other Investment Risks” section, if the combined fund will invest in non-investment grade bonds, please provide a risk factor regarding such securities.

The combined fund will not invest in non-investment grade bonds.

Ms. Laura Hatch

November 8, 2004

4.	In the “Management of the Funds” section, please provide additional detail regarding portfolio managers’ background. State their role in each organization.

We have made the requested revision to the biographical information.

IX.	BlackRock High Yield Bond Portfolio

1.	In the “Investment Objectives and Principal Investment Strategies” section, following the discussion of primary differences in investment strategies, please discuss the resulting consequences of such differences.

The requested disclosure has been made.

2.	In the “Management of the Funds” section, please provide additional detail regarding portfolio managers’ background. State their role in each organization.

We have made the requested revision to the biographical information.

3.	In the “Current and Pro Forma Operating Expenses” section, the line item for interest expense indicates borrowing activity. If a primary strategy, please provide disclosure regarding each Fund’s strategy of borrowing. If different, please disclose the differences.

Borrowing is not a primary strategy for either fund.

4.	In the Statement of Additional Information – Statement of Operations, please disclose income earned by the SSR Fund from securities lending.

The requested disclosure has been made.

X.	BlackRock Money Market Portfolio

1.	In the “Questions and Answers” section, please provide additional disclosure regarding the explanation of the lower expense ratios similar to the explanation in the footnote to the Shareholder Fees table.

The requested disclosure has been made.

Ms. Laura Hatch

November 8, 2004

XI.	BlackRock Small/Mid-Cap Growth Portfolio

1.	Please update the name of the BlackRock Fund.

The requested revisions have been made.

2.	In the “Investment Objectives and Principal Investment Strategies” section, please revise the disclosure to be consistent with the “shell” prospectus regarding market capitalization and indices, including the S&P 600 Small-Cap and the Russell 2500 indices.

The requested revisions have been made and we have inserted the Russell 2500 index, however, the S&P 600 Small-Cap index will not be applicable to this fund.

3.	In the “Investment Objectives and Principal Investment Strategies” section, please clarify the principal strategies of the combined fund if different from the SSR Fund or the BlackRock Fund.

The combined fund will pursue the same strategies as the SSR Fund and the BlackRock Fund. We have revised the disclosure accordingly.

4.	In the “Management of the Funds” section, please provide additional detail regarding portfolio managers’ background. State their role in each organization.

We have made the requested revision to the biographical information.

5.	In the “Reasons for the Reorganization” section, please provide disclosure whether the SSR Trust Board considered the change in portfolio management.

The SSR Trust Board did consider the change in the portfolio management in connection with the Reorganization. Please see the fifth bullet point in the “Reasons for the Reorganization” section, which discusses such consideration by the SSR Trust Board.

XII.	BlackRock Aurora Portfolio

1.	Please update the name of the BlackRock Fund.

Ms. Laura Hatch

November 8, 2004

The requested revisions have been made.

2.	In the “Investment Objectives and Principal Investment Strategies” section, please clarify the principal strategies of the combined fund if different from the SSR Fund or the BlackRock Fund.

The combined fund will pursue the same strategies as the SSR Fund and the BlackRock Fund. We have revised the disclosure accordingly.

3.	In the “Management of the Funds” section, please provide additional detail regarding portfolio managers’ background. State their role in each organization. Specify the types of fund Mr. Haagensen worked for.

We have made the requested revision to the biographical information.

4.	In the “Investment Advisory Agreements” section, please provide the correct advisory fee for the “ up to $1 billion” level.

The requested revision has been made.

5.	In the “Reasons for the Reorganization” section, please provide disclosure whether the SSR Trust Board considered the change in portfolio management.

The SSR Trust Board did consider the change in the portfolio management in connection with the Reorganization. Please see the fifth bullet point in the “Reasons for the Reorganization” section, which discusses such consideration by the SSR Trust Board.

XIII.	BlackRock Global Resources Portfolio

1.	In the “Investment Objectives and Principal Investment Strategies” section, the investment strategy does not reflect the “Global” name of the fund. Please revise the strategy to reflect additional countries.

The requested revision has been made.

2.	In the “Principal and Other Investment Risks” section, please provide risks relating to foreign issuers and emerging markets.

Ms. Laura Hatch

November 8, 2004

The requested risks have been added.

3.	In the “Determining Net Asset Value” section, please provide valuation procedures for non-U.S. securities and additional disclosure regarding the fair value pricing method for each fund.

The requested disclosure has been made.

XIV.	BlackRock Health Sciences Portfolio

1.	In the “Principal and Other Investment Risks” section, please provide risks relating to foreign issuers.

The requested risks have been added.

2.	In the “Management of the Funds” section, please provide additional detail regarding portfolio managers’ background. State their role in each organization.

We have made the requested revision to the biographical information.

3.	In the “Determining Net Asset Value” section, please provide valuation procedures for non-U.S. securities and additional disclosure regarding the fair value pricing method for each fund.

The requested disclosure has been made.

XV.	BlackRock Legacy Portfolio

1.	In the “Investment Objectives and Principal Investment Strategies” section, please explain whether the decision to change to the non-tax managed strategy was made in connection with the Reorganization.

The Registration Statement currently states that the combined fund will no longer employ a tax-managed strategy. The decision to change from a tax-managed to a non-tax managed strategy was made independently from the Reorganization. In light of the changes and filings made in connection with the Reorganization, the management of the BlackRock Fund decided that this shift would most easily be achieved simultaneously with the Reorganization.

Ms. Laura Hatch

November 8, 2004

2.	In the “Management of the Funds” section, please provide additional detail regarding portfolio managers’ background. State their role in each organization.

We have made the requested revision to the biographical information.

Please do not hesitate to contact me if you have any additional questions or concerns, or if I can provide any additional information.

Very truly yours,

/S/ GUY CHAYOUN
Guy Chayoun

cc:	Thomas A. DeCapo, Esq.

Brian Kindelan, Esq.